Exhibit 99.10

Announcement

Cable & Wireless Board responsibilities

Cable and Wireless plc (“the Company”) announces today (25 July 2003), that following the retirement of Sir Win Bischoff from the Board of Directors at the conclusion of the Company’s Annual General Meeting, it has appointed Bernard Gray as Chairman of the Remuneration Committee.

At the same time Graham Howe replaces Sir Win Bischoff as the senior independent director on the Board.

Ends

Contacts:

Investor Relations
Louise Breen 020 7315 4460
Virginia Porter +1 646 735 4211
Caroline Stewart 020 7315 6225

Media
Susan Cottam 020 7315 4410
Peter Eustace 020 7315 4495

Cable & Wireless plc Group Investor Relations 124 Theobalds Road London WC1X 8RX
Telephone +44 (0)20 7315 4460 / 6225 / 4379 www.cw.com